UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Arable Brewing Company LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    OR

    Date of Organization:

    May 5, 2020

Physical Address of Issuer:

1338 Andersen Ln, Eugene, OR 97404

Website of Issuer:

https://www.arablebeercompany.com

Current Number of Employees:

3

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$71,798.79	$210
Cash & Cash Equivalents	$65,142.79	$210
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	($32,747.75)	$0
Revenues/Sales	$24.25	$1,044
Cost of Goods Sold	$36,190.30*	$834**
Taxes Paid	$0	$0
Net Income	($36,166.05)	$210

*Total Expenses in the Company's Financial Statements.
** Operating Expenses in the Company's Financial Statements.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 24, 2023

FORM C-AR

ARABLE BREWING COMPANY LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Arable Brewing Company LLC, an Oregon limited liability company ("**Arable**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.arablebeercompany.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Arable Brewing Company LLC is a brewery, formed in Oregon as a limited liability company on May 5, 2020. The Company was originally formed as Pau Hana Brewing LLC, an Oregon limited liability company on May 5, 2020 and amended the name to Arable Brewing Company LLC on July 14, 2020.

The Company is located at 1338 Andersen Ln, Eugene, OR 97404.

The Company's website is https://www.arablebeercompany.com.

The Company conducts business in Oregon and sells products throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.com/arable-brewing.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

There has been increased public attention directed at the beverage alcohol industry, which we believe is due to concern over problems related to alcohol abuse, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. Several beverage alcohol producers have been sued regarding alleged advertising practices relating to underage consumers. Adverse developments in these or similar lawsuits or a significant decline in the social acceptability of beverage alcohol products that could result from such lawsuits could materially adversely affect our business.

Adverse public opinion about alcohol could reduce demand for our products

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. In addition, recent developments in the industry may compel us to identify the source and location of our distillate products and notify the consumer of whether the product was distilled by us. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Potential decline in the consumption of our products; dependence on sales of our beer.

Our business depends upon consumers' consumption of our beer brand. Accordingly, a decline in the growth rate, amount or profitability of our sales of our beer could adversely affect our business.

Further, consumer preferences and tastes may shift due to, among other reasons, changing taste preferences, demographics or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our brand, and our beer in particular, from the categories in which it competes could have a negative impact on our business, liquidity, financial condition and/or results of operations.

Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies, and changes in leisure, dining and beverage consumption patterns. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including:

- a general decline in economic or geopolitical conditions;
- concern about the health consequences of consuming beverage alcohol products and about drinking and driving;

- a general decline in the consumption of beverage alcohol products in on-premise establishments, such as may result from stricter laws relating to driving while under the influence of alcohol;
- the increased activity of anti-alcohol groups;
- increased federal, state, provincial excise or other taxes on beverage alcohol products and possible
- restrictions on beverage alcohol advertising and marketing;
- increased regulation placing restrictions on the purchase or consumption of beverage alcohol products or increasing prices due to the imposition of duties or excise tax or changes to international trade agreements or tariffs;
- inflation; and
- wars, pandemics, weather and natural or man-made disasters.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers.

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

We source certain materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers, distributors and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients used in our products. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation.

Competition

We are in a highly competitive industry and our sales could be negatively affected by numerous factors including:

- our inability to maintain or increase prices;
- new entrants in our market or categories;
- the decision of wholesalers, retailers or consumers to purchase competitors' products instead of ours; or
- a general decline in beverage alcohol consumption due to consumer dietary preference changes or consumers substituting or similar products in lieu of beverage alcohol.

Sales could also be affected by pricing, purchasing, financing, operational, advertising or promotional decisions made by wholesalers, state and other local agencies, and retailers which could affect their supply of, or consumer demand for, our products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase the number of our personnel or our advertising or marketing expenditures to maintain our competitive position or for other reasons. We cannot guarantee that we will be able to increase our prices to pass along to our customers any increased costs we incur.

We face competition from other companies that produce alcoholic beverage products, and other alternative products with similar benefits, make-up, and general likeness as our products.

Competition in our industry, specifically, the production, sale, marketing, and distribution of beverage products is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of alcoholic beverages that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits to our ingredients. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Consolidation in the beer industry may impact our market share.

Where we operate, we compete with Anheuser-Busch InBev S.A./N.V. ("ABI") and its subsidiaries, the largest beer company in the world. ABI has expanded globally in recent years, through a series of mergers and acquisitions, and today has more than 500 brands and operations in 50 countries.

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly, our results.

The craft beer business is seasonal in nature, and we are likely to experience fluctuations in operating results.

Sales of craft beer products are somewhat seasonal. Our sales volume may also be affected by weather conditions and selling days within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as an economic downturn or poor weather conditions should occur during the second and third quarters, the adverse impact to our revenues would likely be greater as a result of the seasonality of our business.

We may not be able to satisfy our product supply requirements for our beer in the event of a significant disruption, partial destruction or total destruction of our breweries.

A significant disruption at our breweries, even on a short-term basis, could impair our ability to produce and ship products to market on a timely basis. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products could have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful. At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In the U.S. market, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), and state and local authorities. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives of the U.S. Department of Justice, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our operations will be located. Failure to comply with federal, state or local regulations could cause any licenses we obtain to be revoked and force us to cease the sale of goods at certain locations. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of any operations in a particular area or increase the costs associated therewith. In addition, in certain states, the number of liquor licenses available is limited, and licenses are traded on the open market. We expect beer sales to comprise a significant portion of our revenues. If we are unable to obtain any required licenses, revenues and results of operations could be adversely affected.

We may apply for liquor licenses with the advice of outside legal and licensing consultants. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not satisfied the requirements for any necessary license.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.

Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA).

Certain products are or may become subject to FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our brewing and manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Reliance on major retailers and government agencies.

Local market structures and distribution channels vary worldwide. Within our primary market, we expect to offer a range of beer categories. In the U.S., we may sell our products to retail outlets and directly to government agencies, and we may explore entering into exclusive arrangements that generate a large portion of sales. Any retailers of our products may offer products which compete directly with our products for retail shelf space, promotional support and consumer purchases, and retailers may give higher priority to products of our competitors. The replacement or poor performance of our major retailers or government agencies could result in temporary or longer-term sales disruptions or could have a material adverse effect on our business, liquidity, financial condition and/or results of operations.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Contamination and degradation of product quality from diseases, pests and weather conditions

Our success depends upon the positive image that consumers have of our brands and of the safety and quality of our products. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could adversely affect their sales. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of barley, hops, grapes and other agricultural raw materials available, decreasing the supply and quality of our products. We cannot guarantee that our suppliers of agricultural raw materials will succeed in preventing contamination in fields or that we will succeed in preventing contamination. Future government restrictions regarding the use of certain materials used in growing agricultural raw materials may increase costs and/or reduce production of crops. It is also possible that a supplier may not provide materials or product components which meet our required standards or may falsify documentation associated with the fulfillment of those requirements.

Product contamination or tampering or the failure to maintain our standards for product quality, safety and integrity, including with respect to raw materials, naturally occurring compounds, packaging materials or product components obtained from suppliers, may also reduce demand for our products or cause production and delivery disruptions. Contaminants or other defects in raw materials, packaging materials or product components purchased from third parties and used in the production of our beer products or defects in the fermentation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and may result in reduced sales of the affected brand or all our brands.

If any of our products become unsafe or unfit for consumption, are misbranded, or cause injury, we may have to engage in a product recall and/or be subject to liability and incur additional costs. A widespread product recall, multiple product recalls, or a significant product liability judgment could cause our products to be unavailable for a period, which could further reduce consumer demand and brand equity.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

A microbrewery offering seasonal and specialty craft beers in a warm, all-inclusive environment. The Company will leverage the extensive experience of its founders.

Business Plan

Arable Brewing Company will begin its brewing operation in 2022. The company will open its tasting room three months after brewing begins. Arable projects that it will begin generating monthly revenue in the first month of operation, seeing sales of just over $17,000. The company will have a seasonal sales cycle that corresponds to higher revenue in the warmer months, with peak sales in July and August. At its peak season, Arable projects sales of $49,273 in July and August. It expects to be profitable with its first month of sales and projects an annual profit of $103,124 on sales of $263,139 in year one. As the company executes its marketing strategy and word-of-mouth develops around its brand, it expects to see annual sales grow in subsequent years. Growth will be supported by capitalizing on seasonal beer offerings, regional events, and strategic partnerships. Arable anticipates sales of $393,366 in year two and $479,860 in year three. The company projects a net profit of $182,810 in its third year of operation.

The Company's Products and/or Services

Product / Service	Description	Current Market
Craft Beer	Small batches of classic and innovative beer styles.	The Company will participate in the brewery and bar industries. According to the research firm IBISWorld, U.S. breweries are on track to see sales of $30.3 billion in 2021. Craft brewers will make up $4.9 billion of the industry's revenue. The largest market segment of the industry is made up of craft beer drinkers between the ages of 21 and 44. The bar industry is expected to generate revenue of $25.1 billion in 2021 and grow at a compounded annual growth rate of 1.1% through 2026. The largest consumer segment of the industry consists of consumers aged 34 or younger, as this demographic has more free time to spend in drinking places than older segments. Consumers aged 45 to 54 account for 19.9% of the industry's sales, and consumers aged 55 to 64 account for 19.7%. Arable will be located in the town of Lowell in Lane County, OR. The county is home to 373,340 residents with a mean household income of $70,956. The company will target the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. Roughly 26% of the market's residents fall into the highest consuming segments of the bar industry.

Competition

The company's competition consists of other establishments that serve beer in Arable's targeted geographic area. These include the Dexter Lake Club, Buckhorn Tavern, Hilltop Bar & Grill, Round Up Saloon, 3 Legged Crane Pub & Brewhouse, and The Corner. With the exception of the 3 Legged Crane Pub & Brewhouse, which by their own definition is a blend of the best of the British Public House, an all casked conditioned ale pub. These competitors are small bars and taverns that have not been renovated in years, serve mass-produced domestic beers, and do not brew beer. In addition to these competitors, the city of Eugene has a number of breweries. These include popular breweries such as Ninkasi, Claim 52, and Hop Valley. These breweries are located more than 20 miles from Lowell, and Arable believes that the residents of Lowell and the surrounding communities will forgo the journey to Eugene if there is a similar option in the area.

Arable Brewing's competition will consist of other establishments that sell beer for immediate on-premises consumption. These include:

- Dexter Lake Club: This bar offers beer and cocktails and an outdoor patio in Dexter, 2.7 miles outside of Lowell. It also has an affiliated barbecue restaurant attached. The restaurant serves barbecue chicken, pork, brisket platers, and sandwiches. Food prices range from $8 to $32.
- Buckhorn Tavern: This establishment is located 3.3 miles from Lowell and offers domestic, import and craft beer, cocktails, and food. It is open for lunch and dinner and features video lottery machines and pool tables. The tavern services a variety of food, including appetizers, seafood, burgers, and sandwiches. Food prices range from $4 to $12.75.
- Hilltop Bar & Grill: This establishment is located 10 miles from Lowell in Pleasant Hill. It offers a variety of beers, including craft IPAs, pilsners, and stouts. It sells growlers and twistee cans so customers can take beer to go. Beer prices range from $5 to $12. Its food menu is extensive and includes small plates, sandwiches, soups, salads, and entrees. Food prices range from $7 to $26.
- Round Up Saloon: This establishment is located in Creswell, roughly 18 miles from Lowell. It offers a few craft options, Mirror Pond, Hefewizen, in addition to several domestic beers; Budweiser, Bud Light, Coors, Coors Light, PBR and Busch Light. It has a small food menu consisting of pizza, burgers, and appetizers. It also offers nightly dinner specials. Its food prices range from $7 to $9.50.
- 3 Legged Crane Pub & Brewhouse: This establishment is located roughly 24 miles from Lowell. 3 Legged Pub brews onsite, strictly Casked Condition Ales. They serve lunch and dinner items that include soups, salads and burgers. Food items range in price from $4 to $15.
- The Corner: This is a local bar and grill located in Oakridge. The establishment is roughly 24 miles from the proposed location of Arable Brewing. It serves lunch and dinner items that include burgers, burritos, and sandwiches. Food items range in price from $6.95 to $9.95.
- Other Breweries in the region: Currently there are no other breweries, brewpubs, tasting rooms in Dexter or Lowell. Arable will be the first small-batch, microbrewery in Lowell. Lowell is 21.6 miles away from Eugene, which is saturated with Breweries. Ninkasi, Claim 52, Hop Valley, just to name a few are currently operating under a very different business model and vision. Most, if not all of the breweries located in Eugene and surrounding areas are fighting for shelf space. Because Arable's business model does not include distribution, we will not be in that same fight.

Customer Base

Arable will be located in the heart of the expanding town of Lowell. Lowell is located in Lane County, Oregon. According to the United States Census Bureau, the county is home to 373,340 residents with a median annual household income of $52,426 and a mean annual household income of $70,956. Arable Brewing will target the rural areas outside of the city of Eugene. This target area includes the communities of Oakridge, Lowell, Dexter, Pleasant Hill, Creswell, Fall Creek, and Winberry. According to census data, these communities have a total population of 19,996 residents. As seen in the graph below, the largest age segment of the target area and the county overall is the 65 and older segment. The second-largest segment is made up of residents aged 55 through 64. Concerning the market segments for the bar industry, as outlined above, 26% of the population in the target area falls into the highest consuming age categories for the industry.

Supply Chain

The pacific north west is an industry hub of grain and hop suppliers. We plan on using an industry standard broker company such as BSG (Brewers Supply Group) for the bulk of our raw material purchasing. They will be able to supply grain and hops for beer production. Initially, we will only offer on-site retail sales of our malt beverages. We do not have any plans on partnering with a distribution company. We will self-distribute to only select licensed partners within the area of lane county.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
N/A	N/A	N/A	N/A	N/A	N/A

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

<p style="text-align:center">DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS</p>

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cameron Wells	CEO, Co-Founder	CEO at Arable (2020-Present); Plant Electrician/Process Engineer at Ninkasi Brewing Company for the last 6 years (2016-2022)	HS Diploma LPMJ electrician Lic.#5078PJ

Biographical Information

Cam Wells: After serving in the U.S. Navy for four years as a flight control and landing gear mechanic, (1992-1996) Cam went to work at a heavy equipment manufacturer in Eugene, Oregon. During his 17 years employed there, (1996-2014) he obtained skills in many different trades.

- Assembly
- Fitting and fabrication
- Certified welder
- Building Construction
- Machine tool operations
- Facilities and maintenance management
- Oregon Plant Journeyman electrical license

After leaving that employment to help take care of his father-in-law, he was offered a job at one of the nation's top 50 craft breweries located in Eugene Oregon. During his time at the brewery, he has obtained a solid skill set in the following:

- Stainless steel sanitary welding processes
- Production process engineering
- All aspects of the brewing processes from recipe development to cellar operations to serving pints in the tasting room

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Amy Wells	CFO, co-founder	CFO at Arable (2020-Present); Grants Administrator Associate at Oregon Research Institute for the last 20 years (2002-2022)	HS Graduate – Diploma Eugene College of Business – Certification of Completion

Biographical Information

Amy Wells: In the early 1990s Amy worked in her family's food cart, Tres Hermanas. During those early years, they were the only food cart in Eugene. Tres gained a huge fan base and the family decided it was time to open a full service restaurant. They chose a location in downtown Eugene area and their fan base followed them indoors. For almost 10 years they enjoyed serving the local community their fresh and delicious food.

While working for the family business, Amy was responsible for the following tasks.

- Menu development

- Front house management
- Bookkeeping
- All aspects of daily operation of running a restaurant

For the past 20 years, since the close of the family restaurant Amy has been working at a non-profit organization in Eugene, as the Grants Administrative Associate. While in this role, Amy has learned and perfected a large range of professional skills that she will bring to the team.

- File management/record keeping
- Interpersonal skills
- Teamwork
- Accounts Payable
- Customer relations
- Microsoft Office
- Outlook
- Event planning
- Budget management
- Excel/Data entry

Other Key Persons

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Chris Archer	Founding Brewmaster, Co-founder	Founding Brewmaster at Arable (2020-Present); Head Brewer at Ninkasi Brewing Company for the last 10 years (2012-2022)	*Graduated Central Linn High School 2001 *Naval Leadership School 2005 *Instructor Trainer 2006 *Associates Degree in Business with a focus in Small Business Management and Entrepreneurship-University of Phoenix 2019 *Various Hop Training Seminars and Selection-2016-Current

Biographical Information

Founding Brewmaster Chris Archer will manage the brewing process. Chris is the lead brewer at Eugene's largest craft brewery. For over 10 years, he has excelled in all aspects of the brewing process from cellar operations to recipe development, tracking and optimization.

After serving in the Navy for 8 years, he got out and decided to take a job at a Eugene brewery working in the cellar department. It was there that he learned all about the heart of a functioning brewery. Chris has been able to learn many skills and he continues to master them.

- Transferring Beer
- Yeast Management
- Filtering and Centrifuging Beer
- Filling Packaged Beer from Tanks
- CIP of fermentation tanks, bright tanks, and brew systems (Cleaning and sanitation processes)

After working hard for 4 years in the cellar Chris worked his way up and was promoted to Brewer 1. In this new position he learned all about the brewing process. Over the last few years Chris has operated a 50 bbl brew house as well as a 90 bbl fully automated brew house. He has been in charge of the following tasks.

- Producing wort for fermentation.
- CIP Brew house vessels
- Recipe Development
- Brewing to cellar hand off

After 4 years as a Brewer 1 Chris was promoted to Lead Brewer at the brewery. During this time, he also completed his Associates Degree in Business Management, with a focus in small business and entrepreneurship. In his role as lead brewer, Chris has taken on many new roles.

- Lead Recipe Developer
- Brew house Efficiency Tracker
- Proleit Program Developer
- Brew house Subject Matter Expert
- Hop Selection Team
- Malt Quality Team
- Brew house Supply Ordering
- World class sensory knowledge

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Oregon law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's membership interests have been issued and outstanding (the "**Membership Interests**").

Outstanding Membership Interests

As of the date of this Form C-AR, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	100
Voting Rights	1 vote
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Interests that may limit, dilute or qualify the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Crowd Revenue Notes
Face Value	$68,660
Voting Rights	None
Material Terms	Investment Multiple = 1.7x. Monthly Revenue Sharing Percentage = 19%
Maturity Date	60 months

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Cameron Wells	Membership Interests	34%
Amy Wells	Membership Interests	33%
Chris Archer	Membership Interests	33%

<p style="text-align: center;">**FINANCIAL INFORMATION**</p>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

Arable Brewing Company LLC (the "**Company**") was incorporated on Mary 5, 2020 under the laws of the State of Oregon, and is headquartered in Eugene, Oregon. The Company was originally formed as Pau Hana Brewing LLC, an Oregon limited liability company on May 5, 2020 and amended the name to Arable Brewing Company LLC on July 14, 2020.

Liquidity and Capital Resources

On October 1, 2022, the Company closed an offering pursuant to Regulation CF and raised $68,660.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future for the brewing equipment needed, along with furniture and fixtures for the tasting room.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$20,000	100% of Membership Interests	General Corporate	03/16/2022	Section 4(a)(2)
Crowd Revenue Notes	$68,660	$68,660 face value of Crowd Revenue Notes	General Corporate	October 1, 2022	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: no qualifying transactions have occurred during the relevant period, except that the Members of the Company, who are Cameron Wells, Amy Wells and Chris Archer, entered into a Limited Liability Company Operating Agreement, effective as of March 16, 2022, under which Cameron Wells contributed $10,000 in exchange for membership interest constituting a thirty-four percent (34%) ownership in the Company; Amy Wells contributed $10,000 in exchange for membership interest constituting a thirty-three percent (33%) ownership in the Company; and Chris Archer promises to contributed $10,000 after dissolving his current employment status, which obligation shall be fulfilled by June 30, 2022, in exchange for membership interest constituting a thirty-three percent (33%) ownership in the Company.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Cameron Wells
_____
(Signature)

Cameron Wells
_____
(Name)

Chief Executive Officer
_____
(Title)

I, Cameron Wells, the Chief Executive Officer of Arable Brewing Company LLC, certify that the financial statements of Arable Brewing Company LLC included in this Form are true and complete in all material respects.

/s/ Cameron Wells
_____
(Signature)

Cameron Wells
_____
(Name)

Chief Executive Officer
_____

April 24, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Cameron Wells
_____
(Signature)

Cameron Wells
_____
(Name)

Member
_____
(Title)

April 24, 2023
_____
(Date)

/s/ Amy Wells
_____
(Signature)

Amy Wells

(Name)	
Member	
(Title)	
April 24, 2023	
(Date)	

/s/ Chris Archer	
(Signature)	
Chris Archer	
(Name)	
Member	
(Title)	
April 24, 2023	
(Date)	

Instructions.

1.　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Arable Brewing Company, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Basic Business Checking (1342) - 1	65,142.79
Total Bank Accounts	**$65,142.79**
Total Current Assets	**$65,142.79**
Fixed Assets	
Long-term office equipment	650.00
Total Fixed Assets	**$650.00**
Other Assets	
Security deposits	6,006.00
Total Other Assets	**$6,006.00**
TOTAL ASSETS	**$71,798.79**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long-term business loans	-32,747.75
Total Long-Term Liabilities	**$ -32,747.75**
Total Liabilities	**$ -32,747.75**
Equity	
Opening balance equity	-4,050.02
Partner investments	144,762.61
Retained Earnings	
Net Income	-36,166.05
Total Equity	**$104,546.54**
TOTAL LIABILITIES AND EQUITY	**$71,798.79**

Arable Brewing Company, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	24.25
Total Income	**$24.25**
GROSS PROFIT	**$24.25**
Expenses	
Advertising & marketing	1,416.81
Business licenses	100.00
General business expenses	
Bank fees & service charges	38.80
Memberships & subscriptions	50.00
Total General business expenses	**88.80**
Legal & accounting services	
Legal fees	1,908.30
Total Legal & accounting services	**1,908.30**
Meals	74.00
Team meals	52.00
Total Meals	**126.00**
Office expenses	
Software & apps	83.88
Total Office expenses	**83.88**
Rent	
Building & land rent	29,329.90
Equipment rental	894.17
Total Rent	**30,224.07**
Repairs & maintenance	69.00
Supplies	22.48
Supplies & materials	1,115.06
Total Supplies	**1,137.54**
Utilities	1,035.90
Total Expenses	**$36,190.30**
NET OPERATING INCOME	**$ -36,166.05**
NET INCOME	**$ -36,166.05**